UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
SIGMATRON INTERNATIONAL, INC.
(Name of Subject Company (Issuer))
TRANSOM AXIS MERGERSUB, INC.
(Names of Filing Persons (Offeror))
a direct wholly owned subsidiary of
TRANSOM AXIS ACQUIRECO, LLC
(Names of Filing Persons (Parent of Offeror))
a direct wholly owned subsidiary of
TRANSOM AXIS HOLDCO, INC.
TRANSOM AXIS TOPCO, LLC
TRANSOM CAPITAL FUND IV, L.P.
(Names of Filing Persons (Other Persons))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
82661L 101
(CUSIP Number of Class of Securities (Underlying Common Stock))
Russell Roenick
Transom Capital Group, LLC
100 N. Pacific Coast Highway, Suite 1725
El Segundo, California 90245
Telephone: +1 (310) 407-0940
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Robert E. Goedert, P.C.
Kevin M. Frank
Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, Illinois 60654
(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	Third-party tender offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Transom Axis MergerSub, Inc., a Delaware corporation, and a wholly owned subsidiary of Transom Axis AcquireCo, LLC, a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SigmaTron International, Inc., a Delaware corporation, at a purchase price of $3.02 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in this Letter of Transmittal and in the related Offer to Purchase, dated June 26, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.
Item 10.	Financial Statements.
Not applicable.
Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated June 26, 2025.
(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in The New York Times on June 26, 2025.
(a)(5)(A)
Joint Press Release, dated May 21, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of SigmaTron International, Inc., filed with the Securities and Exchange Commission on May 21, 2025 (File No. 00-23248)).

(a)(5)(B)*	Press Release issued by Transom Capital Group, LLC on June 26, 2025.
(d)(1)
Agreement and Plan of Merger, by and among Transom Axis AcquireCo, LLC, Transom Axis MergerSub, Inc and SigmaTron International, Inc., dated as of May 20, 2025 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SigmaTron International, Inc. with the Securities and Exchange Commission on May 20, 2025 (File No. 000-23248)).

(d)(2)
Form of Tender and Support Agreement, dated as of May 20, 2025, by and among Transom Axis AcquireCo, LLC, Transom Axis MergerSub, Inc. and certain stockholders of SigmaTron International, Inc. (incorporated by reference to Exhibit A of Exhibit 2.1 to the Current Report on Form 8-K filed by SigmaTron International, Inc. with the Securities and Exchange Commission on May 20, 2025 (File No. 000-23248)).

(d)(3)*	Equity Commitment Letter, dated May 20, 2025, by and among Transom Axis AcquireCo, LLC and Transom Capital Fund IV, L.P.
(d)(4)*	Confidentiality Agreement, dated December 20, 2024, between Transom Capital Group, LLC and SigmaTron International, Inc.
(d)(5)*	Limited Guarantee, dated May 20, 2025, by Transom Capital Fund IV, L.P. in favor of SigmaTron International, Inc.
(d)(6)*	Exclusivity Agreement, dated April 1, 2025, between Transom Capital Group, LLC and SigmaTron International, Inc. (as amended on April 29, 2025, May 8, 2025, May 13, 2025 and May 18, 2025).
107*	Filing Fee Table.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 26, 2025	TRANSOM AXIS MERGERSUB, INC.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM AXIS ACQUIRECO, LLC

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM AXIS HOLDCO, INC.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM AXIS TOPCO, LLC

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM CAPITAL FUND IV, L.P.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	Authorized Signatory

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